EnCana Corporation
Prospect Disclosure Statement
Bighorn Gas Play — April 25, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its prospect known as the Bighorn Gas Play. The Bighorn Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The play is found in West Central Alberta, approximately 150 km NW of Calgary to 100 km south of Grande Prairie. It is within the Deep Basin of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 698,000 gross acres (some 448,000 net) over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur four or five years from date of issuance unless held by production or drilling. EnCana believes that all relevant acreage will be held prior to expiration of its term.

(d)	Target zone name, geologic age and lithology:

The primary target is the stacked tight sands in the gas charged Cretaceous section.

(e)	Distance to the nearest analogous commercial production:

Approximately 1-5 miles.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids.

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain from approximately 8 – 20 BCF of recoverable sweet gas.

Prospect Disclosure Statement — Bighorn Gas Play — April 25, 2006
(h)	Depth of the target zone:

2,500 to 3,900 metres TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US $2.0 – 4.0 million for a vertical well.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this gas play with EnCana’s long range plan calling for exploitation and development through 2010, with further potential identified for development beyond that.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1,100 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is expected to be marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana Corporation. EnCana Corporation is one of the largest independent exploration and production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, EnCana has approximately 100 net wells producing on this resource play. EnCana has a very high success rate with most wells drilled encountering gas. There are a very small number of wells that have been left standing until there is increased infrastructure in the area to justify tie-in. During the next five years, EnCana expects to drill an additional 550 net wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10 of National Instrument 51-101:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. Cost effective completions of the stacked pay sands and variability of the recoverable gas per well over the play are believed to be the two most significant risks.

Prospect Disclosure Statement — Bighorn Gas Play — April 25, 2006
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.